UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A. Publicly Held Company Corporate Taxpayers’ ID. (CNPJ) 02.429.144/0001-93 Company Registry (NIRE) 353.001.861-33	CPFL GERAÇÃO DE ENERGIA S.A. Publicly Held Company Corporate Taxpayers’ ID. (CNPJ) 03.953.509/0001-47 Company Registry (NIRE) 35.300.179.595

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”) and CPFL Geração de Energia S.A. (“CPFL Geração”), in accordance with article 157, paragraph 4 of Law 6,404/76 and Instruction 358/2002 of the Brazilian Securities and Exchange Commission (“CVM”), hereby announce to their shareholders and the market the following:

In order to centralize the power generation activities in CPFL Geração, a partial spin-off (“Operation”) of CPFL Comercialização Brasil S.A. (“CPFL Brasil”) was carried out on this date, which resulted in the transfer to CPFL Geração of assets and liabilities (“Net Worth”) related to the interest of 27.51% (twenty-seven point five one percent) held by CPFL Brasil in CPFL Energias Renováveis S.A. (“CPFL Renováveis”), as a result of which CPFL Geração now holds 63% (sixty-three percent) interest in the capital stock of CPFL Renováveis.

With the conclusion of the Operation, the shares issued by CPFL Renováveis, which are the object of the Operation, will continue to be governed by the provisions of the Shareholders’ Agreement of CPFL Renováveis (“Agreement”), and CPFL Brasil and CPFL Geração will be jointly and severally liable for the obligations assumed, pursuant to sub-clause 10.2 of said Agreement.

São Paulo, March 28, 2013.

______________________________

GUSTAVO ESTRELLA

Chief Financial and Investor Relations Officer of CPFL Energia S.A. and

 Chief Financial and Investor Relations Officer of CPFL Geração de Energia S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.